



UNITED COMMUNITY BANKS, INC.

FOURTH QUARTER 2015 INVESTOR PRESENTATION

United COMMUNITY BANKS, INC.®

Forbes 2016 BEST BANKS IN AMERICA

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Disclosures

CAUTIONARY STATEMENT

This investor presentation may contain forward-looking statements, as defined by federal securities laws, including statements about United's financial outlook and business environment. These statements are based on current expectations and are provided to assist in the understanding of future financial performance. Such performance involves risks and uncertainties that may cause actual results to differ materially from those expressed or implied in any such statements. For a discussion of some of the risks and other factors that may cause such forward-looking statements to differ materially from actual results, please refer to United Community Banks, Inc.'s filings with the Securities and Exchange Commission, including its 2014 Annual Report on Form 10-K and its most recent quarterly report on Form 10-Q under the sections entitled "Forward-Looking Statements." Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements.

NON-GAAP MEASURES

This presentation also contains financial measures determined by methods other than in accordance with generally accepted accounting principles ("GAAP"). Such non-GAAP financial measures include: operating net income, operating net income available to common shareholders, operating diluted income per common share, operating ROE, operating ROA, operating efficiency ratio, operating dividend payout ratio, core fee revenue, core operating expense, core earnings, tangible common equity to tangible assets, tangible equity to tangible assets and tangible common equity to risk-weighted assets. The most comparable GAAP measures to these measures are: net income, net income available to common shareholders, diluted income per common share, ROE, ROA, efficiency ratio, dividend payout ratio, fee revenue, operating expense, net income, and equity to assets.

Management uses these non-GAAP financial measures because we believe they are useful for evaluating our operations and performance over periods of time, as well as in managing and evaluating our business and in discussions about our operations and performance. Management believes these non-GAAP financial measures provide users of our financial information with a meaningful measure for assessing our financial results and credit trends, as well as for comparison to financial results for prior periods. These non-GAAP financial measures should not be considered as a substitute for financial measures determined in accordance with GAAP and may not be comparable to other similarly titled financial measures used by other companies. For a reconciliation of the differences between our non-GAAP financial measures and the most comparable GAAP measures, please refer to the 'Non-GAAP Reconcilement Tables' at the end of this presentation.

Fourth Quarter 2015 Highlights

		4Q15	3Q15	4Q14
Net Income ($ in millions)	Operating(1)	$ 23.8	$ 21.7	$ 18.2
	GAAP	18.2	17.9	18.2
EPS	Operating(1)	.33	.33	.30
	GAAP	.25	.27	.30
ROA	Operating(1)	.99%	1.00%	.96%
	GAAP	.76	.82	.96
ROTCE	Operating(1)	10.87	10.29	9.74
ROCE	GAAP	7.02	7.85	9.60

Improving Quarterly Results

Net Interest Revenue

► **$74.0 Million – Loan Growth and Margin Yields Positive Net Interest Revenue Results**

- Increased $8.3 million (Palmetto - $7.0 million) from 3Q15 and $15.7 million from 4Q14
- Average loans totaled $6.0 billion in 4Q15 up $518 million (9.5%) from 3Q15 and $1.6 billion (29.3%) from 4Q14
- Margin increased to 3.34% vs. 3.26% in 3Q15 and 3.31% in 4Q14
  - Loan yield of 4.22%, up 6 bps from 3Q15; taxable securities yield of 2.29%, up 16 bps from 3Q15
  - Lower funding costs – down 2 bps from 3Q15 and down 11 bps from 4Q14

Core Fee Revenue

► **$20.8 Million – Growing Fee Revenue**

- Increased $2.3 million (Palmetto - $2.1 million) from 3Q15 and $6.2 million from 4Q14
- Interchange fees of $5.4 million vs. $4.4 million in 3Q15 and $4.0 million in 4Q2014
- Gain on sales of SBA loans of $2.0 million vs. $1.6 million in 3Q15 and $926 thousand in 4Q14
- Mortgage revenue of $3.3 million vs. $3.8 million in 3Q15 and $2.1 million in 4Q14

(1) Excludes the effect of merger-related and other non-operating charges of $9.1 million in 4Q15 and $5.7 million in 3Q15

Fourth Quarter 2015 Highlights

United Community Banks, Inc.

Improving Quarterly Results	
Loan Growth	► **Growth in Many Sectors of the Portfolio** ● Loan growth, excluding healthcare sale and acquisitions, of $162 million, or 11% annualized, from 3Q15 and $444 million year-to-date, or 10% ● Strong loan production of $590 million vs. $452 million in 3Q15 and $401 million in 4Q14
Core Transaction Deposits	► **$5.3 Billion – Growing Lower Cost Core Transaction Deposits (Excludes Time Deposits)** ● Increased $524 million (14%) from 4Q14 (excluding acquisitions) ● Represents 70% of total customer deposits
Credit Quality	► **Outstanding Credit Performance** ● Provision $300 thousand – decreased $400 thousand from 3Q15 and $1.5 million from 4Q14 ● Net charge-offs to loans of 9bps (or .09%) - decreased 1bp from 3Q15 and 13bp from 4Q14 ● NPAs were .29% of total assets vs. .29% in 3Q15 and .26% in 4Q14 ● Allowance 1.14% (1.35% excluding mergers) of total loans vs. 1.15% (1.37% excluding mergers) at 3Q15 and 1.53% at 4Q14
Capital Ratios	► **Solid and Well-Capitalized (1)** ● Quarterly dividend of 6 cents per share ● Tier I Common to Risk Weighted Assets of 11.5% and Tier I Leverage of 8.3% ● Tier I Risk Based Capital of 11.5% and Total Risk Based Capital of 12.5%
Acquisitions	► **Executing on Acquisitions and Integration in 2015** ● Closed merger with Palmetto Bancshares, Inc. (The Palmetto Bank: “Palmetto”) on Sept. 1 o Systems conversion for Palmetto scheduled for February 20, 2016 ● Closed merger with MoneyTree Corporation (First National Bank: “FNB”) on May 1 o Completed systems conversion for FNB in July

(1) 4Q15 capital ratios are preliminary estimates

Trends
Core Earnings, Fee Revenue, and Operating Expenses



Core Earnings $38.3 Million

Up $2.9 million from 3Q15 and
Up $7.5 million from 4Q14

- Net Interest Revenue
- Core Operating Expenses
- Core Earnings
- Core Fee Revenue

Core Earnings (pre-tax, pre-credit)			
$ in thousands		Variance - Incr/(Decr)	
	4Q15	3Q15	4Q14
Net Interest Revenue	$ 74,048	$ 8,330	$ 15,716
Core Fee Revenue	20,756	2,308	6,203
Gross Revenue	94,804	10,638	21,919
Core Operating Expenses	56,477	7,713	14,396
Core Earnings	**38,327**	**2,925**	**7,523**
Non-Core Fee Revenue[1]	528	679	258
Non-Core Operating Expenses[1]	(9,011)	(3,506)	(9,173)
Provision for credit losses	(300)	400	1,500
Income taxes	(11,336)	(177)	(147)
Reported - GAAP	**$ 18,208**	**$ 321**	**$ (39)**
Net Interest Margin	3.34 %	.08 %	.03 %

Core Fee Revenue			
$ in thousands		Variance - Incr/(Decr)	
	4Q15	3Q15	4Q14
Overdraft Fees	$ 3,872	$ 568	$ 936
Interchange Fees	5,445	1,081	1,468
Other Service Charges	2,183	516	650
Total Service Charges and Fees	11,500	2,165	3,054
Mortgage Loan & Related Fees	3,290	(550)	1,179
Brokerage Fees	1,058	(142)	(118)
Gains from SBA Loan Sales	1,995	349	1,069
Other	2,913	486	1,019
Core Fee Revenue	**20,756**	**2,308**	**6,203**
Non-Core Fee Revenue[1]	528	679	258
Reported - GAAP	**$ 21,284**	**$ 2,987**	**$ 6,461**

Core Operating Expenses			
$ in thousands		Variance - Incr/(Decr)	
	4Q15	3Q15	4Q14
Salaries & Employee Benefits	$ 32,603	$ 3,044	$ 6,426
Communications & Equipment	4,735	772	1,582
Occupancy	4,666	653	1,218
FDIC Assessment	1,463	327	580
Advertising & Public Relations	978	166	176
Postage, Printing & Supplies	1,293	244	207
Professional Fees	3,331	663	1,297
Other Expense	7,408	1,844	2,910
Core Operating Expenses	**56,477**	**7,713**	**14,396**
Non-Core Operating Expenses[1]	9,011	3,506	9,173
Reported - GAAP	**$ 65,488**	**$ 11,219**	**$ 23,569**

Key Drivers of Net Interest Revenue / Margin

Net Interest Revenue & Margin



Impacted By

► Full quarter impact of Palmetto's loans and historically lower cost of deposits

► Current rising interest rate environment

Net Interest Revenue Key Drivers

Loan / Securities Pricing



Loan Yields

4.37% 4.16% 4.22%

Investment Securities Yields - Taxable

2.21% 2.13% 2.29%

Average Rate on Interest Bearing Deposits

.25% .17% .16%

Customer Deposit Pricing (1)



.24% .22% .21% **MMDA**

.16% .17% .16% **CDs**

.12% .09% .09% **NOW**

Balance Sheet Growth
New Loans Funded and Advances[1]

$ in millions

New Loans Funded and Advances



- $401.1 (4Q14)
- $422.8 (1Q15)
- $526.1 (2Q15)
- $452.0 (3Q15)
- $590.0 (4Q15)

New Loans Funded and Advances by Category

	4Q15	3Q15	4Q14	Variance-Incr(Decr) 3Q15	Variance-Incr(Decr) 4Q14
Commercial & Industrial	$ 160.5	$ 94.8	$ 116.0	$ 65.7	$ 44.5
Owner Occupied CRE	84.4	51.4	56.0	33.0	28.4
Income Producing CRE	100.1	95.6	45.9	4.5	54.2
Commercial Constr.	16.3	8.3	6.0	8.0	10.3
Total Commercial	361.3	250.1	223.9	111.2	137.4
Residential Mortgage	34.7	41.4	32.7	(6.7)	2.0
Residential HELOC	41.6	44.5	36.9	(2.9)	4.7
Residential Construction	58.3	54.2	40.8	4.1	17.5
Consumer	94.1	61.8	66.8	32.3	27.3
Total	**$ 590.0**	**$ 452.0**	**$ 401.1**	**$ 138.0**	**$ 188.9**

New Loans Funded and Advances by Market

	4Q15	3Q15	4Q14	Variance-Incr(Decr) 3Q15	Variance-Incr(Decr) 4Q14
Atlanta	$ 94.7	$ 86.7	$ 90.4	$ 8.0	$ 4.3
Coastal Georgia	59.2	28.2	34.0	31.0	25.2
N. Georgia	61.0	58.1	54.1	2.9	6.9
North Carolina	27.6	28.2	33.1	(.6)	(5.5)
Tennessee	27.3	27.5	23.1	(.2)	4.2
Gainesville	21.5	11.7	14.3	9.8	7.2
South Carolina	68.3	16.1	7.5	52.2	60.8
Total Community Banks	359.6	256.5	256.5	103.1	103.1
Asset-based Lending	18.4	17.1	1.4	1.3	17.0
Commercial RE	47.5	57.5	17.0	(10.0)	30.5
Healthcare	-	19.8	53.7	(19.8)	(53.7)
Middle Market	48.2	7.5	11.0	40.7	37.2
SBA	24.1	26.5	9.1	(2.4)	15.0
Builder Finance	19.2	21.4	-	(2.2)	19.2
Total Specialized Lending	157.4	149.8	92.2	7.6	65.2
Indirect Auto	73.0	45.7	52.4	27.3	20.6
Total	**$ 590.0**	**$ 452.0**	**$ 401.1**	**$ 138.0**	**$ 188.9**

[1] Represents new loans funded and net loan advances (net of payments on lines of credit)

Balance Sheet Growth
Loan Mix



Loans by Category in millions	2011	2012	2013	2014	2015
Commercial C & I	$ 428	$ 458	$ 472	$ 710	$ 785
Owner-Occupied CRE	1,112	1,131	1,134	1,163	1,494
Income-Producing CRE	710	682	623	599	824
Commercial Constr.	164	155	149	196	342
Total Commercial	2,414	2,426	2,378	2,668	3,445
Residential Mortgage	835	829	875	866	1,029
Residential HELOC	300	385	441	466	598
Residential Construction	448	382	328	299	352
Consumer	113	115	111	104	115
Indirect Auto	-	38	196	269	456
Total Loans	$ 4,110	$ 4,175	$ 4,329	$ 4,672	$ 5,995

Loans by Region in millions	2011	2012	2013	2014	2015	
North Georgia	$ 1,426	$ 1,364	$ 1,240	$ 1,163	$ 1,125	
Atlanta MSA	1,144	1,204	1,235	1,243	1,259	
North Carolina	597	579	572	553	549	
Coastal Georgia	346	400	423	456	537	
Gainesville MSA	265	261	255	257	254	
East Tennessee	256	283	280	280	504	(1)
South Carolina	-	-	4	30	819	(2)
Total Community Banks	4,034	4,091	4,009	3,982	5,047	
Specialized Lending	76	46	124	421	492	
Indirect Auto	-	38	196	269	456	(3)
Total Loans	$ 4,110	$ 4,175	$ 4,329	$ 4,672	$ 5,995	

(1) Includes $244 million from the acquisition of FNB on May 1, 2015
(2) Includes $733 million from the acquisition of Palmetto on September 1, 2015
(3) Includes $62.6 million from the acquisition of Palmetto on September 1, 2015

Balance Sheet Growth
Customer Deposit Mix



Deposits by Category in millions					
	2011	2012	2013	2014	2015
Non-Interest Bearing Core					
Demand Deposit	$ 955	$ 1,188	$ 1,311	$ 1,471	$ 2,089
Interest Bearing Core					
NOW	719	654	659	668	1,109
MMDA	1,030	1,145	1,218	1,259	1,584
Savings	198	226	250	292	469
Total Interest Bearing Core	1,947	2,025	2,127	2,219	3,162
Total Core Deposits	2,902	3,213	3,438	3,690	5,251
Time (Customer)					
Less than $100,000	1,121	1,050	888	744	823
Greater than $100,000	1,012	674	557	479	428
Total Time	2,133	1,724	1,445	1,223	1,251
Public Funds	884	770	894	989	1,032
Brokered	179	245	412	425	347
Total Deposits	$ 6,098	$ 5,952	$ 6,189	$ 6,327	$ 7,881

Core Deposit Growth by Category & Region in millions					
	2011	2012	2013	2014	2015
Demand Deposit	$ 185	$ 232	$ 123	$ 161	$ 618
NOW	(84)	(65)	4	9	441
MMDA	150	115	73	41	325
Savings	15	29	24	41	177
Growth by Category	$ 266	$ 311	$ 224	$ 252	$ 1,561
Atlanta MSA	$ 102	$ 160	$ 75	$ 84	$ 223
North Georgia	81	41	62	90	158
North Carolina	27	47	42	35	63
Coastal Georgia	20	38	2	22	24
East Tennessee	21	9	4	8	234
Gainesville MSA	15	16	19	10	34 [1]
South Carolina	-	-	20	3	825 [2]
Growth by Region	$ 266	$ 311	$ 224	$ 252	$ 1,561

[1]Includes $247 million from the acquisition of FNB on May 1, 2015
[2]Includes $790 million from the acquisition of Palmetto on September 1, 2015

Credit Quality

$ in millions

	4Q15		3Q15		2Q15		1Q15		4Q14	
Net Charge-offs	$	1.3	$	1.4	$	1.0	$	2.6	$	2.5
as % of Average Loans		0.09 %		0.10 %		0.08 %		0.22 %		0.22 %
Allowance for Loan Losses	$	68.4	$	69.1	$	70.1	$	70.0	$	71.6
as % of Total Loans		1.14 %		1.15 %		1.36 %		1.46 %		1.53 %
as % of Total Loans, Excluding Merger		1.35		1.37		1.42				
as % of NPLs		302		344		373		368		401
Past Due Loans (30 - 89 Days)		0.26 %		0.27 %		0.24 %		0.25 %		0.31 %
Non-Performing Loans	$	22.6	$	20.0	$	18.8	$	19.0	$	17.9
OREO		4.9		7.7		2.4		1.2		1.7
Total NPAs		27.5		27.7		21.2		20.2		19.6
Performing Classified Loans		127.5		136.0		115.7		121.7		128.4
Total Classified Assets	$	155.0	$	163.7	$	136.9	$	141.9	$	148.0
as % of Tier 1 / Allowance		17 %		18 %		18 %		20 %		20 %
Accruing TDRs *(see page 27)*	$	83.0	$	84.6	$	86.1	$	82.3	$	81.3
As % of Original Principal Balance										
Non-Performing Loans		71.4 %		70.3 %		64.9 %		72.0 %		69.9 %
OREO		34.2		45.8		46.6		56.6		54.1
Total NPAs										
as % of Total Assets		0.29		0.29		0.26		0.26		0.26
as % of Loans & OREO		0.46		0.46		0.41		0.42		0.42

Operating Earnings per Share and Operating Return on Assets

Operating Earnings per Share[1]



Operating Return on Assets[1]



[1] Excludes the effect of merger-related and other non-operating charges

Capital Ratios[1]

Holding Company	Well-Cap	4Q15 [2]	3Q15	2Q15	1Q15	4Q14
Tier I Risk-Based Capital	8.0%	11.5%	11.4%	11.9%	11.5%	12.1%
Total Risk-Based Capital	10.0	12.5	12.5	13.1	12.8	13.3
Leverage	5.0	8.3	9.1	9.1	8.7	8.7
Tier I Common Risk-Based Capital	6.5	11.5	11.4	11.9	11.5	11.1
Tangible Common Equity to Risk-Weighted Assets		12.8	13.1	13.2	13.5	13.8
Tangible Equity to Assets		9.4	9.9	9.9	9.8	9.7

Bank	Well-Cap	4Q15 [2]	3Q15	2Q15	1Q15	4Q14
Tier I Risk-Based Capital	8.0%	13.0%	12.9%	12.0%	11.8%	12.9%
Total Risk-Based Capital	10.0	14.1	14.0	13.2	13.1	14.1
Leverage	5.0	9.5	10.3	9.1	8.9	9.3

(1) Effective January 1, 2015, all regulatory ratios calculated under Basel III rules

(2) 4Q15 capital ratios are preliminary estimates

Strategic Principles

Leverage Our Strengths

► Community bank service with large bank resources

► Strong local leadership and senior management

► Combination of growing metro markets legacy markets with high deposit market share

► Consistent and attractive culture

► Class leading customer satisfaction

2 0 1 6

► Continue to deepen commercial and retail capabilities
- Diversify portfolio – focus on: C&I; CRE owner occupied; Specialized Lending for corporate, asset-based, SBA and builder finance
- Invest in people with strong recruiting and training plans
- Grow loans in mid- to upper-single digits

► Improve retail and small business bank
- Grow sales with better / diversified product design, merchandising and campaign execution
- Improve our technology with a focus on making it easy for our customers to bank with us
- Increase core transaction deposits in the mid-single digits

► Grow net interest revenue through solid loan growth and slight margin expansion, if rates continue to rise

► Credit quality trends continue and costs increase slightly from current levels

► Grow fee revenue by investing in mortgage, advisory services, SBA capabilities and product pricing reviews

► Maintain operating efficiency below 58 percent

► Seek acquisition opportunities that fit our culture and risk and return targets





United Acquisition of MoneyTree Corporation / FNB

MoneyTree Corporation

merged with

United Community Banks, Inc.

Date Closed:	May 1, 2015
Conversion Completed:	July 2015

Pricing Summary

Aggregate Deal Value:	$52 million
Price Per Share:	$63.59
Price / 2014 EPS:	19.9x
Price / TBV:	1.4x
Consideration Mix:	80% Stock - 2.36 million shares issued 20% Cash - $10.7 million

Rocky Top
Knoxville
Jefferson City
Kingston
40
Maryville
Loudon
Gatlinburg
Asheville
75
26
Etowah
Cleveland
United
FNB

MoneyTree Corporation (First National Bank)

Founded:	1907
Headquarters:	Lenoir City, TN
Total Assets:	$425 million
Deposits:	$354 million
Consolidated TCE[(1)]:	$39 million
FY 2014 ROAA:	.64%
NPAs / Assets:	.28%

Deal Highlights

- 107 year old community bank
- Doubles UCBI's East Tennessee presence
- Increased presence in key markets of Knoxville, Lenoir City and Cleveland
- Meaningful cost synergies resulting from significant branch overlap – consolidated six branches 3Q15
- 1% EPS accretion in 2015; 3% in 2016 and 2017
- Tangible book value dilution of < 1% and breakeven in < 3 years
- Nominal impact on UCBI's capital ratios

Data Source: SNL Financial and Company Documents; financial data as of 12/31/14

(1) Including the conversion of the Series C Cumulative Convertible Preferred Stock





United Acquisition of Palmetto Bancshares

Palmetto Bancshares, Inc.

merged with

United Community Banks, Inc.

Date Closed:	September 1, 2015
Planned Conversion:	February 2016

Pricing Summary

Aggregate Deal Value:	$241 million
Price Per Share:	$18.53
Price / 2016 EPS:	19.5x
Price / TBV:	1.8x
Consideration Mix:	70% Stock - 8.70 million shares issued 30% Cash - $74.0 million

Travelers Rest
Greer
Gaffney
Spartanburg
Easley
Greenville
Simpsonville
Union
385
85
Anderson
Laurens
Whitmire
26
Greenwood
United
The Palmetto Bank

Palmetto Bancshares, Inc.

Founded:	1906
Headquarters:	Greenville, SC
Total Assets:	$1,173 million
Loans:	$836 million
Deposits:	$967 million
Tangible Common Eq.	$136 million
ROA:	1.0%
ROE:	8.3%
TCE / TA	11.6%

Deal Highlights

- Continues Southeastern metro market expansion
- Accelerated Greenville expansion and leverages existing, on-the-ground, senior leadership and in-market resources
- High-quality franchise, founded 109 years ago, with deep community roots
- Shared community banking philosophy driven by client focus, local expertise, and cultural fit
- Strong core deposit base (.04% overall cost of deposits)
- Significant cost synergies enhance deal economics
- Low execution risk and attractive returns
- Double-digit EPS accretion in 2017, TBV earnback < 5 years, IRR > 20%

Data Source: SNL Financial and Company Documents; financial data as of Q1-2015

Non-GAAP Reconciliation Tables

$ in thousands

	4Q15	3Q15	2Q15	1Q15	4Q14
Net Income					
Operating net income	$ 23,800	$ 21,726	$ 19,989	$ 17,670	$ 18,247
Merger-related and other charges	(9,078)	(5,744)	(3,173)	-	-
Tax benefit on merger-related and other charges	3,486	1,905	997	-	-
Net Income (GAAP)	$ 18,208	$ 17,887	$ 17,813	$ 17,670	$ 18,247
Earnings per Share					
Operating earnings per share	$ 0.33	$ 0.33	$ 0.32	$ 0.29	$ 0.30
Merger-related and other charges	(0.08)	(0.06)	(0.04)	-	-
Earnings per share (GAAP)	$ 0.25	$ 0.27	$ 0.28	$ 0.29	$ 0.30
Return on Assets					
Operating return on assets	0.99 %	1.00 %	1.00 %	0.94 %	0.96 %
Merger-related and other charges	(0.23)	(0.18)	(0.11)	-	-
Return on assets (GAAP)	0.76 %	0.82 %	0.89 %	0.94 %	0.96 %
Return on Tangible Common Equity					
Operating return on tangible common equity	10.87 %	10.29 %	10.20 %	9.46 %	9.74 %
Effect of goodwill and intangibles	(1.69)	(0.75)	(0.30)	(0.12)	(0.14)
Return on tangible common equity	9.18	9.54	9.90	9.34	9.60
Effect of merger-related charges	(2.16)	(1.69)	(1.07)	-	-
Return on common equity (GAAP)	7.02 %	7.85 %	8.83 %	9.34 %	9.60 %
Allowance as a % of Loans, Excluding Acquired Loans					
Allowance as a % of loans, excluding acquired loans	1.35 %	1.37 %	1.42 %	1.46 %	1.53 %
Allowance coverage of loans acquired through merger	(0.21)	(0.22)	(0.06)	-	-
Allowance as a % of loans (GAAP)	1.14 %	1.15 %	1.36 %	1.46 %	1.53 %

Non-GAAP Reconciliation Tables

$ in thousands

	4Q15	3Q15	2Q15	1Q15	4Q14
Core Fee Revenue					
Core fee revenue	$ 20,756	$ 18,448	$ 17,220	$ 15,120	$ 14,553
Securities gains, net	378	325	13	1,539	208
Losses on prepayment of borrowings	-	(256)	-	(1,038)	-
Mark to market on deferred compensation plan assets	150	(220)	33	61	62
Non-core fee revenue	528	(151)	46	562	270
Fee revenue (GAAP)	$ 21,284	$ 18,297	$ 17,266	$ 15,682	$ 14,823
Core Operating Expense					
Core operating expense	$ 56,477	$ 48,764	$ 45,135	$ 42,191	$ 42,081
Foreclosed property expense	(103)	(22)	60	96	131
Severance	186	3	19	23	353
Reversal of litigation reserve	(300)	-	-	-	(1,200)
Loss share settlements	-	-	-	690	492
Merger-related charges	3,109	5,744	3,173	-	-
Impairment charge on real estate held for future use	5,969	-	-	-	-
Mark to market on deferred compensation plan liability	150	(220)	33	61	62
Non-core operating expenses	9,011	5,505	3,285	870	(162)
Operating expense (GAAP)	$ 65,488	$ 54,269	$ 48,420	$ 43,061	$ 41,919

UNITED COMMUNITY BANKS, INC.
FOURTH QUARTER 2015

EXHIBITS
January 20, 2016

Current Footprint



Key Statistics as of 12/31/15
► Headquartered in Blairsville, Georgia
► Four state regional community bank: GA, NC, SC and TN
► 134 Locations
► Founded in 1950
► Largest community bank headquartered in Georgia and one of the largest in the Southeast
► 1,932 employees
► $9.6 billion in assets; $6.0 billion in loans; $7.9 billion in deposits

Business and Operating Model

Service is Point of Differentiation

► #1 in customer satisfaction according to Customer Service Profiles, the banking industry's leader in customer research and improvement

► #1 in Southeast in customer satisfaction by national research company

► Golden rule of banking – treating people the way we want to be treated

► One of the Top 100 "Best Banks in America" as ranked by Forbes

"Community Bank Service, Large Bank Resources"

Twenty-Nine "community banks"	Strategic footprint with substantial banking opportunities	Disciplined growth strategy
Local CEOs with deep roots in their communities Resources of a $9.6 billion bank	Operate in demographically attractive markets	Organic growth supported by de novos and selective acquisitions

Experienced Proven Leadership

- Over 40 years in banking
- Led company from $42 million in assets in 1989 to $9.6 billion today
- Trustee of Young Harris College
- Georgia Power Company Board Member
- GA Economic Developers Association Spirit of Georgia Award recipient

Jimmy C. Tallent
Chairman & CEO
Joined 1984



- Over 30 years in banking
- Responsible for overall banking, credit and operations
- Former Consultant and Special Assistant to the CEO and EVP of Commercial Banking for TD Bank Financial Group; and President & CEO of The South Financial Group

H. Lynn Harton
Board, President & COO
Joined 2012



- Over 35 years in banking
- Responsible for accounting, finance and reporting activities, M&A and investor relations
- Former CAO and Controller for State Street Corporation
- Former ABA Accounting Committee Chairman

Rex S. Schuette
EVP & CFO
Joined 2001



- Over 35 years in banking
- Responsible for 29 community banks with 127 branch offices
- Formerly of Riegel Textile Credit Union; President of Farmers and Merchants Bank
- Former Georgia Board of Natural Resources Board Chairman

Bill M. Gilbert
President, Community Banking
Joined 2000



- Over 20 years of experience in consumer and banking law
- Responsible for legal, enterprise risk management, and compliance
- Chairman of the Georgia Bankers Association Bank Counsel Section
- Member of the American Bankers Association Regional General Counsels

Bradley J. Miller
EVP, CRO & General Counsel
Joined 2007



- Over 25 years in banking
- Responsible for credit risk including credit underwriting, policy and special assets
- Former EVP & Executive Credit Officer for TD Bank, NA and Chief Credit Officer of The South Financial Group.

Robert A. Edwards
EVP & CCO
Joined 2015



- Over 24 years in lending
- Responsible for specialized lending
- Former SBA head: TD Bank and Carolina First's SBA programs; President of UPS Capital Business Credit
- Highly decorated Commander in the U.S. Naval Reserve Intelligence Program (retired)

Richard W. Bradshaw
President, Specialized Lending
Joined 2014



Market Share Opportunities

$ in billions

Excellent Growth Opportunities

	Market Deposits [1]	United Deposits [2]	Banks	Offices [3]	Deposit Share [1]	Rank [1]
North Georgia	$ 6.6	$ 2.2	9	22	37 %	1
Atlanta, Georgia	60.8	2.4	10	36	4	6
Gainesville, Georgia	3.0	.3	1	5	12	4
Coastal Georgia	8.0	.3	2	7	3	9
Western North Carolina	11.8	1.0	1	19	8	4
East Tennessee	16.3	.6	2	12	4	5
Upstate South Carolina	21.0	1.1	4	26	5	7
Total Markets	$ 127.5	$ 7.9	29	127		

[1]FDIC deposit market share and rank as of June 30, 2015 for markets where United takes deposits. Data Source: FDIC.
[2]Based on current quarter.
[3]Excludes seven loan production offices

Market Share Demographics



Key MSA Growth Markets
Projected Change 2016 - 2021

Market	Projected Change
Savannah, GA	6.91%
Gainesville, GA	6.49%
Atlanta, GA	6.38%
Greenville, SC	5.70%
Asheville, NC	4.96%
Cleveland, TN	4.23%
Knoxville, TN	3.35%



State Population Growth
Projected Change 2016 – 2021

State	Projected Change
South Carolina	5.40%
North Carolina	4.93%
Georgia	4.84%
Tennessee	3.82%
United States	3.69%

Source: SNL Financial

Liquidity

$ in millions

	Capacity	4Q15	3Q15	4Q14	vs 3Q15	vs 4Q14	
WHOLESALE BORROWINGS							
Brokered Deposits [1]	$ 615	$ 347	$ 517	$ 425	$ (170)	$ (78)	**Wholesale Borrowings**
FHLB	550	430	200	270	230	160	
Holding Company LOC	40	-	-	-	-	-	
Fed Funds	515	-	5	-	(5)	-	
Other Wholesale	-	17	14	6	3	11	
Total	$ 1,720	$ 794	$ 736	$ 701	$ 58	$ 93	
LONG-TERM DEBT							
Senior Debt		$ 160	$ 160	$ 75	$ -	$ 85	**Holding Company Long-Term Debt / Cash**
Trust Preferred Securities		6	6	55	-	(49)	
Total Long-Term Debt		$ 166	$ 166	$ 130	$ -	$ 36	
Cash		$ 50	$ 54	$ 32	$ (4)	$ 18	
Loans / Deposits							
Loans		$ 5,995	$ 6,022	$ 4,672	$ (27)	$ 1,323	**Loans / Deposits**
Core (DDA, MMDA, Savings)		$ 5,251	$ 5,246	$ 3,690	$ 5	$ 1,561	
Public Funds		1,032	831	989	201	43	
CD's		1,251	1,311	1,223	(60)	28	
Total Deposits (excl Brokered)		$ 7,534	$ 7,388	$ 5,902	$ 146	$ 1,632	
Loan to Deposit Ratio		80%	82%	79%			
Investment Securities							
Available for Sale -Fixed		$ 1,648	$ 1,435	$ 1,114	$ 213	$ 534	**Investment Securities**
-Floating		643	665	669	(22)	(26)	
Held to Maturity -Fixed		361	354	410	7	(49)	
-Floating		4	4	5	-	(1)	
Total Investment Securities		$ 2,656	$ 2,458	$ 2,198	$ 198	$ 458	
Floating as % of Total Securities		24%	27%	31%			

Lending & Credit Environment

$ in millions



Regional Credit Review – Standard Underwriting

- Legal Lending Limit $ 242
- House Lending Limit 28
- Project Lending Limit 17
- Top 25 Relationships 395

- Centralized underwriting and approval process
- Segregated work-out teams
- Highly skilled ORE disposition group
- Seasoned regional credit professionals

Proactively Addressing Credit Environment

STRUCTURE
- Centralized underwriting and approval process
- Segregated work-out teams
- Highly skilled ORE disposition group
- Seasoned regional credit professionals

PROCESS
- Continuous external loan review
- Internal loan review of new credit relationships
- Intensive executive management involvement
- Weekly senior credit meetings
- Bi-weekly NPA/ORE and past due meetings
- Quarterly criticized watch loan review meetings

POLICY
- Ongoing enhancements to credit policy
- Quarterly updates to portfolio limits and concentrations (quarterly review with Board of Directors)

Performing Classified Loans

$ in millions



By Category										
	4Q14		**1Q15**		**2Q15**		**3Q15**		**4Q15**	
Commercial & Industrial	$	8	$	7	$	6	$	6	$	6
Owner-Occupied CRE		46		44		40		42		40
Total Commercial & Industrial		54		51		46		48		46
Income-Producing CRE		20		20		19		30		30
Commercial Construction		4		3		3		3		1
Total Commercial		78		74		68		81		77
Residential Mortgage		32		30		30		36		31
Residential HELOC		5		6		6		7		7
Residential Construction		11		10		10		10		11
Consumer / Installment		2		2		2		2		2
Total Performing Classified	$	128	$	122	$	116	$	136	$	128
Classified to Tier 1 + ALL		20 %		20 %		18 %		18 %		17 %

TDRs

$ in millions

LOAN TYPE	Accruing 4Q15[1]	Accruing 3Q15	Accruing 4Q14	Non-Accruing 4Q15	Non-Accruing 3Q15	Non-Accruing 4Q14	Total TDRs 4Q15	Total TDRs 3Q15	Total TDRs 4Q14
Commercial & Industrial	$ 2.8	$ 3.5	$ 25.3	$ 0.1	$ -	$ 1.0	$ 2.9	$ 3.5	$ 26.3
Owner-Occupied CRE	30.8	31.6	17.4	1.3	1.2	0.5	32.1	32.8	17.9
Income-Producing CRE	15.4	14.1	2.7	.2	.3	.1	15.6	14.4	2.8
Commercial Construction	10.5	11.2	11.3	.1	.1	-	10.6	11.3	11.3
Total Commercial	59.5	60.4	56.7	1.7	1.6	1.6	61.2	62.0	58.3
Residential Mortgage	17.2	17.3	16.0	1.6	2.1	1.8	18.8	19.4	17.8
Residential HELOC	.2	.5	.5	-	-	-	0.2	0.5	0.5
Residential Construction	5.2	5.7	7.9	.1	.3	.4	5.3	6.0	8.3
Consumer / Installment	.9	.7	.2	.2	.1	-	1.1	0.8	0.2
Total TDRs	$ 83.0	$ 84.6	$ 81.3	$ 3.6	$ 4.1	$ 3.8	$ 86.6	$ 88.7	$ 85.1

Accruing TDRs



$100
$95
$90
$85
$80
$75
$81.3
$82.3
$86.1
$84.6
$83.0
4Q14
1Q15
2Q15
3Q15
4Q15

- Accruing TDR past due 30 – 89 days = .51%
- 60% of accruing TDRs are pass credits

(1) 66% of accruing TDR loans have an interest rate of 4% or greater

Lending & Credit Environment

Commercial Construction Mix
in millions

	Outstanding	% of Category
Multi-Residential	$ 84	24.6 %
Land Develop - Vacant (Improved)	56	16.4
Retail Building	49	14.3
Commercial Land Development	32	9.3
Raw Land - Vacant (Unimproved)	31	9.1
Other Properties	30	8.8
Hotels / Motels	26	7.6
Warehouse	15	4.4
Restaurants / Franchise	10	2.9
Office Buildings	8	2.3
Assisted Living/Nursing Home/Rehab	1	0.3
Total Commercial Construction	**$ 342**	**100.0 %**



Average Loan Size (in thousands)
- Commercial Construction $577
- Commercial RE:
  - Composite CRE 461
  - Owner-Occupied 410
  - Income-Producing 594



Commercial RE Characteristics
- 64% owner occupied
- Small business, doctors, dentists, attorneys, CPAs
- $17 million project limit

Commercial Real Estate Mix
in millions

	Outstanding			% of
	Owner-Occupied	Income-Producing	Total	Category
Office Buildings	$ 375	$ 208	$ 583	25.2 %
Retail Building	121	226	347	15.0
Other Properties	199	38	237	10.2
Warehouse	150	74	224	9.7
Churches	176	-	176	7.6
Convenience Stores	90	47	137	5.9
Hotels / Motels	-	86	86	3.7
Manufacturing Facility	66	17	83	3.6
Restaurants / Franchise Fast Food	53	26	79	3.4
Multi-Residential	-	67	67	2.9
Assisted Living / Nursing Home	62	5	67	2.9
Farmland	62	-	62	2.7
Golf Course / Country Club	40	-	40	1.7
Leasehold Property	16	8	24	1.0
Carwash	22	-	22	0.9
Automotive Service	13	7	20	0.9
Automotive Dealership	16	3	19	0.8
Daycare Facility	10	6	16	0.7
Funeral Home	15	-	15	0.6
Mobile Home Parks	-	6	6	0.3
Marina	5	-	5	0.2
Movie Theaters / Bowling / Rec	3	-	3	0.1
Total Commercial Real Estate	**$ 1,494**	**$ 824**	**$ 2,318**	**100.0 %**